UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission file number 1-13926

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Diamond Offshore 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Diamond Offshore Drilling, Inc.

15415 Katy Freeway

Houston, Texas 77094

REQUIRED INFORMATION

Item 4.

The financial statements and schedules of the Diamond Offshore 401(k) Plan for the fiscal year ended December 31, 2011 (attached).

Exhibits

23.1	Consent of Independent Registered Public Accounting Firm

DIAMOND OFFSHORE 401(k) PLAN

Financial Statements as of December 31, 2011 and 2010, and for the Year Ended December 31, 2011,

Supplementary Information as of December 31, 2011

and Report of Independent Registered Public Accounting Firm

DIAMOND OFFSHORE 401(k) PLAN

Note:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Participants and Administrative Committee

Diamond Offshore 401(k) Plan

Houston, Texas

We have audited the accompanying statements of net assets available for benefits of the Diamond Offshore 401(k) Plan (the Plan) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Plan management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary information is the responsibility of Plan management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McConnell & Jones LLP

Houston, Texas

June 15, 2012

Diamond Offshore 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2011	2010
Assets:
Investments at fair value	$334,625,483	$330,794,954

Receivables:
Participant contributions	527,446	371,861
Employer contributions	3,147,134	2,611,615
Notes receivable from participants	13,210,583	12,870,250

Total receivables	16,885,163	15,853,726

Net assets, at fair value	351,510,646	346,648,680

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,282,579)	(831,398)

Net Assets Available for Benefits	$349,228,067	$345,817,282

See Notes to Financial Statements.

Diamond Offshore 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31,
2011
ADDITIONS:
Investment income:
Interest income on investments	$1,260,191
Dividends	7,086,753

Net investment income	8,346,944

Interest income on notes receivable from participants	595,241

Contributions:
Employer	22,616,332
Participants	21,329,629
Rollovers	551,998

Total contributions	44,497,959

Total additions	53,440,144

DEDUCTIONS:
Net depreciation in fair value of investments	$(15,306,306)
Benefits paid directly to participants	(34,656,762)
Administrative expenses	(66,291)

Total deductions	(50,029,359)

Net Increase	3,410,785
Net Assets Available for benefits, Beginning of Year	345,817,282

Net Assets Available for benefits, End of Year	$349,228,067

See Notes to Financial Statements.

Diamond Offshore 401(k) Plan

Notes to Financial Statements

December 31, 2011 and 2010

1. Description of Plan

The Diamond Offshore 401(k) Plan, or the Plan, was established effective July 1, 1989. Diamond Offshore Management Company, which we refer to as “we,” “us” or “our,” is the Plan’s sponsor and a wholly-owned subsidiary of Diamond Offshore Drilling, Inc., or Diamond Offshore. The adoption of the Plan in its entirety is intended to comply with the provisions of Sections 401(a), 401(k) and 401(m) of the Internal Revenue Code of 1986, as amended, or the IRC, and applicable regulations thereunder. The Plan is intended to qualify as a profit-sharing plan in accordance with the requirement of Section 401(a) (27) of the IRC.

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General – The Plan is a defined contribution retirement plan for our U.S. employees and other subsidiaries of Diamond Offshore Drilling, Inc., collectively, the Participating Employers, and is subject to the provisions of the Employee Retirement Income Security Act of 1974, or ERISA, and the IRC.

In June 2011, participants of the Plan were notified of changes to the investment options available through the Diamond Offshore 401(k) Plan effective August 1, 2011. We periodically review the options available through the Plan to continue to help participants meet their financial goals and investment objectives.

Amendments – Effective September 1, 2011, we amended the Plan to change the eligibility period for participation in the Plan to be the first enrollment date following the employee’s date of hire. Employees hired between June 1, 2011 and August 31, 2011, were eligible to participate on September 1, 2011. Prior to September 1, 2011, a participant became eligible on the first enrollment date following the lapse of three months from their original hire date.

Effective December 12, 2011, we amended the Plan in order to comply with the favorable determination letter from the Internal Revenue Service; memorialize how the Plan treated minimum distributions that, in the absence of the Worker, Retiree, and Employer Recovery Act of 2008, would have been required to be paid for 2009; permit Participants to receive in-service distributions upon the attainment of age 59  1/2; comply with the Compliance Statement issued by the Internal Revenue Service pursuant to the Voluntary Correction Program under Revenue Procedure 2008-50; and revise the definition of Beneficiary to allow online beneficiary designations.

Administration – The Plan is administered through an administrative committee appointed by our Board of Directors. Fidelity Management Trust Company, or Fidelity, is the Plan’s trustee.

Participants – Employees of the Participating Employers become participants of the Plan on the first enrollment date following their hire date. See “— Amendments.”

Contributions –

•

Employee contributions/deferrals — Each participant may make voluntary before-tax or Roth contributions of 1% to 50% of his or her qualified yearly earnings as defined by the Plan, subject to a federally mandated limitation of $16,500 for the year ended December 31, 2011. In addition, each participant may make voluntary after-tax contributions in an amount which, when added to the participant’s before-tax and/or Roth contributions, does not exceed 50% of his or her qualified yearly earnings as defined by the Plan. Employees at least 50 years of age are permitted to contribute additional amounts, or catch-up contributions, of his or her qualified yearly earnings up to a prescribed maximum in addition to the voluntary before-tax, Roth, and after-tax maximums. The maximum for these catch-up contributions was $5,500 for the year ended December 31, 2011. Participants are also permitted to make a rollover contribution of qualifying amounts distributed to them directly from another qualified retirement plan.

•

Profit sharing contributions — A profit sharing contribution, determined annually by our Board of Directors, may be made at our discretion to all participants without regard to employee contributions to the plan. Our profit sharing contribution percentage was 4% of each eligible employee’s qualified yearly earnings for the year ended December 31, 2011 as defined by the Plan.

•

Employer matching contributions — The Participating Employers also make matching contributions equal to 100% of the first 6% of each contributing employee’s qualified annual compensation on a before-tax and/or Roth elective deferral basis. Contributions to the Plan are invested based on the participant’s investment election. If a participant fails to make a designation, his or her contributions shall be invested in the balanced fund then offered by the Plan that would be applicable to the participant assuming an age-65 retirement.

Investment Funds – The Plan is intended to be a plan described in Section 404(c) of ERISA and as a result it offers participants a variety of investment options. These options include mutual funds, the Fidelity U.S. Treasury Money Market Fund, the Fidelity Managed Income Portfolio II, or the MIP II Fund, and the Diamond Offshore Drilling, Inc. Common Stock Fund, or the DO Stock Fund. Investment elections to the DO Stock Fund are limited to no more than 25% of a participants’ total election.

Plan participants, at their sole discretion, may transfer amounts between the various investment options, including the DO Stock Fund. Transfers that would cause the value of the DO Stock Fund account to exceed the 25% limit are disregarded and such amounts remain invested in the original investment fund. Current investment allocations to the DO Stock Fund are not affected by the 25% limitation.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the Participating Employers’ and the participant’s contributions, as well as an allocation of the Plan’s earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Individual participant accounts invested in the DO Stock Fund and the MIP II Fund are maintained on a unit value basis. Participants do not have beneficial ownership in specific underlying securities or other assets in the funds, but have an interest therein represented by units valued as of the last business day of the period. The funds earn dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant.

Vesting – Each participant has, at all times, a fully vested and non-forfeitable interest in his or her contributions, earnings and employer contributions made by the Participating Employers (including all employer profit sharing contributions for years prior to January 1, 2007). Employer profit sharing contributions for years beginning on or after January 1, 2007 are fully vested after the lapse of three years from the participant’s original hire date.

Forfeitures – Forfeitures resulting from the separation of service of participants not fully vested in the Plan can be applied first to reduce administrative expenses charged to the Plan, if any, for the Plan Year, and next, to reduce the Participating Employers contributions to the Plan. During 2011, we used $960,386 from the forfeiture account to reduce profit sharing contributions. There were no direct administrative expenses charged to the Plan in 2011. As of December 31, 2011 and 2010, forfeiture balances available to reduce future contributions to the Plan and any related earned investment income were $42,924 and $120,391, respectively.

Notes receivable from participants – Participants may borrow from his or her account a minimum of $1,000 up to the lesser of:

•	one-half of the vested value of the account or

•	$50,000.

The notes receivable are secured by the balance in the participant’s account and bear interest at prime + 1.0%, with varying maturity dates, typically not exceeding five years.

Distributions – Upon separation of service, each participant may elect to receive their entire account balance in a lump-sum cash payment, except that, to the extent participant’s accounts are invested in the DO Stock Fund, the participant may elect payment of whole shares of such stock with any balance paid in cash. A participant’s vested interest in his or her accounts not in excess of $1,000 is paid in one lump-sum payment upon termination of employment.

Plan Termination – Although we do not expect to do so, we have the right under the Plan to discontinue contributions by the Participating Employers at any time and to terminate the Plan subject to the provisions of ERISA. Upon our termination of the Plan, participants would become 100% vested in their accounts and the trustee will distribute to each participant the amounts credited to his or her account.

2. Summary of Significant Accounting Policies

Basis of Accounting – The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America, or GAAP.

Use of Estimates – The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value or the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 below.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date, and interest is recorded as earned. The net appreciation or depreciation in fair value of investment securities consists of the net change in unrealized appreciation or depreciation in fair value and realized gains or losses upon the sale of investments, which are determined using the fair values of the investment securities as of the beginning of the year or the purchase price if acquired since that date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant notes receivable are reclassified as distributions based upon the terms of the plan document.

Payment of Benefits – Benefit payments are recorded when paid.

Expenses – The Plan Sponsor pays certain administrative expenses of the Plan, as provided in the plan document.

New Accounting Standards — In May 2011, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, No. 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs,” or ASU 2011-04. ASU 2011-04 clarifies existing fair value measurement and disclosure requirements, amends certain fair value measurement principles and requires additional disclosures about fair value measurements. ASU 2011-04 is effective for periods beginning after December 15, 2011. We will incorporate any additional disclosure in our annual financial statements for the calendar year beginning January 1, 2012.

3. Fair Value Measurements

The Plan’s investments are stated at fair value using a fair value hierarchy prescribed by GAAP that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. There are three levels of input that may be used to measure fair value:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities. Level 1 investments include investments in money market and mutual funds.

Level 2 – Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. Level 2 assets include investments in the DO Stock Fund and the MIP II Fund (a stable value fund).

Level 3 – Significant inputs to the valuation methodology are unobservable. Level 3 investments generally include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation or for which there is a lack of transparency as to the inputs used. At December 31, 2011 and 2010, the Plan did not hold any Level 3 investments.

Following is a description of the valuation methodologies used for Plan assets and receivables measured at fair value. The valuation methodologies used in 2011 are consistent with those used in 2010.

•	Mutual Funds — Shares of mutual funds, which are registered securities, are valued at quoted market prices, representing the net asset value, or NAV, of shares held by the Plan at year end.

•

DO Stock Fund — We classify investments in the DO Stock Fund as Level 2 because it is a unitized employer stock fund comprised of underlying common stock of Diamond Offshore and a short-term cash component. A unitized fund is not a registered security. The value of a unit reflects the combined market value of the underlying stock and market value of the short-term cash position. The market value of the common stock portion of the DO Stock Fund is based on the closing market price of Diamond Offshore common stock on the New York Stock Exchange multiplied by the number of shares held in the fund. The market value of the short-term cash component approximates fair value. The net asset value per unit of the Diamond Offshore Stock Fund was $21.36 and $25.62 at December 31, 2011 and 2010, respectively.

•

Stable Value Funds — The MIP II Fund is a common/collective trust fund sponsored by Fidelity and is considered to be a stable value fund with underlying investments in investment contracts that carry a “benefit responsiveness” feature, which among other things, guarantees that participant-initiated withdrawals from the fund will be covered at contract value. The MIP II Fund may invest in fixed interest insurance investment contracts, money market funds, corporate and governmental bonds, mortgage-backed securities, bond funds, and other fixed income securities. The Plan is required to provide a one (1) year redemption notice to liquidate its entire share in the MIP II Fund. The MIP II Fund is valued at fair value and then adjusted by the issuer to contract value. Fair value is equal to the sum of the market value of all the funds underlying investments and contract value is equal to the sum of all of the benefits owed to the participants in the fund (principal plus accrued interest). See Note 5.

In accordance with GAAP, the MIP II Fund is reported at fair value in the statements of net assets available for benefits and an additional line item is presented to adjust from fair value to contract value for fully benefit-responsive investment contracts. The statement of changes in net assets available for benefits is presented on a contract value basis.

The valuation methods as described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The table below includes the major categorization for debt and equity securities on the basis of the nature and risk of the investments at December 31, 2011 and 2010.

Plan Investments at Fair Value

	December 31,
	2011	2010
Level 1:
Money Market funds:	$3,484,397	$2,021,935

Mutual funds:
Target date retirement funds	60,035,341	60,392,931
International equity funds	16,672,118	19,957,841
Income funds	29,837,473	23,842,947
Growth funds	79,426,274	86,357,689
Growth and income funds	35,426,785	36,172,221

Level 2:
Common stock fund (Energy):
Diamond Offshore Drilling, Inc.	15,796,917	17,851,440

Stable Value Fund	93,946,178	84,197,950

Total investments at fair value	$334,625,483	$330,794,954

4. Investments

The following is a summary of individual Plan assets in excess of 5% of total Plan assets at December 31, 2011 and 2010:

Description of Investment	2011		2010
Fidelity Managed Income Portfolio II*	$93,946,178		$84,197,950
Fidelity Growth Company Fund*	32,323,667		34,286,349
Dodge & Cox Stock Fund	27,986,730		30,005,028
PIMCO Total Return Fund — Institutional	29,837,473		23,842,947
American Funds-Euro-Pacific Growth Fund-Class R6	16,672,118	**	19,957,841
Diamond Offshore Drilling, Inc. Common Stock Fund*	15,796,917	**	17,851,440
Fidelity Dividend Growth Fund-Class K*	15,848,340	**	17,571,582

*	Party-in-interest
**	Amounts were less than 5% of total Plan assets; presented for comparative purposes

During the year ended December 31, 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Mutual funds:
Growth & income funds	$(1,700,521)
Target date retirement funds	(2,542,740)
International equity funds	(2,915,492)
Income funds	70,792
Growth funds	(5,248,930)
Diamond Offshore Drilling, Inc. common stock	(2,969,415)

Net depreciation in fair value of investments	$(15,306,306)

5. Stable Value Fund

During 2011 and 2010, the Plan held an interest in the MIP II Fund. The MIP II Fund invests in investment contracts issued by insurance companies and other financial institutions, or wrap contracts, as well as fixed income securities and money market funds. A wrap contract is an agreement by another party, such as a bank or insurance company to make payments to the MIP II Fund in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.

The MIP II Fund imposes certain restrictions on the Plan, and the MIP II Fund itself may be subject to circumstances that impact its ability to transact at contract value. However, Plan management believes that the occurrence of events that would cause the MIP II Fund to transact at less than contract value is not probable.

The average yields earned by all wrap contracts held by the Plan’s common/collective trust fund was approximately 1.92% and 2.25% for the years ended December 31, 2011 and 2010, respectively. The average yields earned by the Plan for all wrap contracts held by the Plan’s common/collective trust funds based on the actual interest rates credited to participants were approximately 1.60% and 1.82% for the years ended December 31, 2011 and 2010, respectively.

6. Plan Tax Status

The Internal Revenue Service has determined and informed us by a letter dated September 16, 2011 that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires the plan administrator to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for plan years prior to 2007.

7. Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by the trustee of the Plan. The DO Stock Fund invests in the common stock of Diamond Offshore. Transactions with the trustee, the Participating Employers and Diamond Offshore qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2011 and 2010, the Plan held 273,467 and 257,091 shares, respectively, of common stock of Diamond Offshore, with a cost basis of $19,183,049 and $18,414,172, respectively. During the year ended December 31, 2011 the Plan recorded dividend income of $882,539.

8. Risks and Uncertainties

The Plan invests in various investment securities that are exposed to various risks such as interest rates, market and credit risks. Market values of investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults and credit rating downgrades. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that change in the value of investment securities will occur in the near term and that some changes could materially affect participant account balances and the assets reported in the statement of net assets available for benefits.

9. Reconciliation of Financial Statements to Form 5500

A reconciliation of net assets available for benefits per the financial statements to the total net assets per the Form 5500 as of December 31, 2011 and 2010, and the increase in net assets per the financial statements to the net income per the Form 5500 for the year ended December 31, 2011, is as follows:

	2011	2010
Net assets available for benefits per the financial statements	$349,228,067	$345,817,282
Adjustment from contract value to fair value for fully benefit-responsive stable value fund	2,282,579	831,398

Total net assets per Form 5500	$351,510,646	$346,648,680

Increase in net assets per the financial statements	$3,410,785
Adjustment from contract value to fair value for fully benefit-responsive stable value fund – December 31, 2011	2,282,579
Adjustment from contract value to fair value for fully benefit-responsive stable value fund – December 31, 2010	(831,398)

Net income per Form 5500	$4,861,966

DIAMOND OFFSHORE 401(k) PLAN

EIN 13-3560049 PN 001

FORM 5500, SCHEDULE H, PART IV, LINE 4i –

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

As of December 31, 2011

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost	(e) Current Value
*	Fidelity Managed Income Portfolio II	Stable value fund	**	$93,946,178
*	Fidelity Growth Company Fund Class K	Growth fund	**	32,323,667
*	Fidelity Dividend Growth Fund Class K	Growth fund	**	15,848,340
*	Fidelity Low-Priced Stock Fund Class K	Growth fund	**	10,086,645
	Dodge & Cox Stock Fund	Growth & income fund	**	27,986,730
	PIMCO Total Return Fund – Institutional	Income fund	**	29,837,473
	PIMCO All Asset Fund – Institutional	Growth & income fund	**	1,140,278
	American Funds – Euro-Pacific Growth Fund – Class R6	International equity fund	**	16,672,118
	American Funds –Growth Fund – Class R6	Growth fund	**	4,398,906
	Spartan 500 Index – Institutional	Growth & income fund	**	6,299,777
	Vanguard Extended Market Index Fund	Growth fund	**	4,869,573
	American Beacon Small Cap Value Fund – Institutional	Growth fund	**	356,520
	GS Satellite Strategies Portfolio – Institutional Shares	Growth fund	**	156,111
	T. Rowe Price Mid-Cap Growth Fund	Growth fund	**	11,386,512
	T. Rowe Price Retirement 2005 Fund	Target date retirement fund	**	260,271
	T. Rowe Price Retirement 2010 Fund	Target date retirement fund	**	3,188,562
	T. Rowe Price Retirement 2015 Fund	Target date retirement fund	**	4,524,082
	T. Rowe Price Retirement 2020 Fund	Target date retirement fund	**	12,418,673
	T. Rowe Price Retirement 2025 Fund	Target date retirement fund	**	5,041,636
	T. Rowe Price Retirement 2030 Fund	Target date retirement fund	**	7,805,652
	T. Rowe Price Retirement 2035 Fund	Target date retirement fund	**	5,254,850
	T. Rowe Price Retirement 2040 Fund	Target date retirement fund	**	10,026,390
	T. Rowe Price Retirement 2045 Fund	Target date retirement fund	**	5,236,208
	T. Rowe Price Retirement 2050 Fund	Target date retirement fund	**	4,729,038
	T. Rowe Price Retirement 2055 Fund	Target date retirement fund	**	188,006
	T. Rowe Price Retirement Income Fund	Target date retirement fund	**	1,361,973
*	Fidelity U.S. Treasury Money Market Fund	Money market fund	**	3,484,397
*	Diamond Offshore Drilling, Inc. Stock Fund	Company stock fund (common stock, par value $0.01)	**	15,796,917

		Total Investments		334,625,483
*	Participant loans	Interest at 4.25% to 9.50%, maturing in years 2012 to 2021	—	13,210,583

	Total			$347,836,066

*	Party-in-interest.
**	Cost information not provided as investments are participant-directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan administrative committee of the Diamond Offshore 401(k) Plan has caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DIAMOND OFFSHORE 401(k) PLAN

Date: June 15, 2012

	By:	/s/ Robert L. Charles
	Name:	Robert L. Charles
	Title:	Administrative Committee Member

EXHIBIT INDEX

Exhibit No.	Description

23.1*	Consent of Independent Registered Public Accounting Firm

*	Filed herewith.